May 30, 2008
VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010

Re:	Foothills Resources, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 7, 2008 Definitive Proxy Statement on Schedule 14A Filed April 18, 2008 File No. 1-31547
Dear Ms. Parker:
We are writing in response to your letter dated April 30, 2008 regarding the Foothills Resources, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A and Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2008 and April 18, 2008, respectively, File Number 1-31547 (the “Proxy”). This letter accompanies the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”), filed with the Commission on the date hereof. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and cross-references to the pages of the Amended Proxy where the corresponding revisions to the Proxy may be found.
Item 1: Approval of Amended and Restated Articles of Incorporation, page 2
Item 2: Approval of Amended and Restated Bylaws, page 2
1.	Bundling the approval of the amendments to your Articles and Bylaws appears inconsistent with Rule 14a-4(a)(3) which requires that a proxy identify clearly each separate matter intended to be acted upon. Please unbundle the proposals so that shareholders may vote on each amendment to the Articles and Bylaws as separate matters. See Rule 14a-4(a)(3) of Regulation 14A and Section II.H of SEC Release 34-31326.
RESPONSE: We have revised the proxy statement to allow shareholders to vote on each amendment to the Articles and Bylaws as separate matters.
2.	You state that you discuss the most “significant” changes to both the Articles and Bylaws in your proxy statement. Please clearly discuss all material changes you propose to make to the Articles and Bylaws, comparing the current provisions to the proposed changes, and discuss the reasons for each proposed change. As one example you state that you propose to

Ms. Anne Nguyen Parker
Securities and Exchange Commission
May 30, 2008

amend the Articles to “address the procedure by which the company may revise the Bylaws.” Specify the actual change proposed. As another example, you state that you propose to revise the Bylaws to “expound” upon the indemnification provisions in the Articles. Specify the indemnification provisions you propose to add.
RESPONSE: We have revised the proxy statement to discuss all material changes to the Articles and Bylaws.
3.	Discuss for each proposal the anti-takeover implications, as applicable. Also, state whether there are other provisions of your Articles, Bylaws, employment agreements or credit agreements have material anti-takeover consequences, and if so, describe them. If not, please so state.
RESPONSE: We have discussed the anti-takeover implications for each proposal and the other provisions of our Articles, Bylaws, employment agreements and credit agreements that have material anti-takeover consequences.
Exhibits A and B
4.	Please revise these exhibits to show the proposed changes by appropriately marking the language you propose to delete and the language you propose to add.
RESPONSE: We have provided a marked version of the Articles as Exhibit A. Due to the amount of substantive and stylistic revisions to the Bylaws, it is not possible to provide a marked version as Exhibit B.
* * *
We believe our responses contained herein adequately address your questions. As a courtesy, we have also included three redlined documents comparing Amended Proxy to the Proxy. Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information or clarification of our responses.

Sincerely,
/s/ W. Kirk Bosché
W. Kirk Bosché
Chief Financial Officer

cc:      Donna Levy, Securities and Exchange Commission